SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: January 14, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's First Quarter Financial Statements and Management Discussion and Analysis for the period ended November 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corp.

(Registrant)

Date:   January 14, 2005

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three Months Ended November 30, 2004 and 2003

Unaudited

Prepared by Management

Vancouver, B.C.

Tan Range Exploration Corporation

Consolidated Financial Statements

For the Three Months Ended November 30, 2004 and 2003

Notice

The accompanying unaudited interim financial statements of Tan Range Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

Tan Range Exploration Corporation

Consolidated Balance Sheet

As at November 30, 2004 and August 31, 2004

ASSETS	November 30, 2004	August 31, 2004
Current Assets	$	$
Cash and Short Term Deposits	1,255,953	`1,067,448
Short-term investments	-	415,201
Accounts and Other Receivables	44,030	61,035
Prepaid Expenses and deposits	537,608	521,889
	1,837,591	2,065,573
MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT COSTS (Note 3)	20,31 1,249	19,853,296
Capital Assets	195,333	173,504
	22,34 4,173	22,092,373

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	20 7,896	146,672
Future Income taxes	647,56 5	647,565

SHAREHOLDERS’ EQUITY
Share Capital (Note 4)	42,780,071	42,145,471
Deficit	(21,291,359)	(20,847,335)
	21,488,712	2 1,298,136
	22,34 4,173	2 2,092,373

“James E. Sinclair”, Director

“Victoria M. Luis”, Director

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statements of Operations and Deficit

For the Three Months Ended November 30, 2004 and 2003

	November 30, 2004 $	November 30, 2003 $
EXPENSES
Amortization	12,544	10,192
Annual General Meeting	2,500	2,000
Capital Tax	3,243	-
Consulting and Management Fees	30,574	44,873
Insurance	17,770	15,818
New Property Investigation Costs	44,090	228,289
Office and Administration	20,470	24,569
Office Rentals	9,973	39,439
Press Releases	22,584	5,932
Printing and Mailout	8,024	1,000
Professional Fees	10,386	18,621
Promotion and Shareholder Relations	1,627	1,445
Salaries and Benefits	146,147	105,102
Telephone and Fax	7,436	5,748
Transfer Agent and Listing	8,395	12,331
Travel and Accommodation	7,025	8,140
	352,788	523,499

OTHER (INCOME) EXPENSE
(Interest Earned), Net of Expense	(515)	(234)
Gain on Sale of Short-term Investment	(2,527)	(9,015)
Foreign Exchange (Gain) Loss	94,278	39,646
	91,236	30,397

NET LOSS FOR THE PERIOD	444,024	553,896
DEFICIT, BEGINNING OF PERIOD	20,847,335	19,230,971
DEFICIT, END OF PERIOD	21,291,359	19,784,867
Basic and diluted loss per share	.01	.01
Weighted average shares outstanding	82,591,109	80,502,496

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statement of Changes in Financial Position

For the Three Months Ended November 30, 2004 and 2003

	November 30, 2004 $	November 30, 2003 $
Cash provided from (used for)

Operating activities
Loss for the period	(444,024)	(553,896)
Items not affecting cash:
Amortization	12,544	10,192

Gain on sale of Short-term investment	(2,527)	(9,015)

Change in non-cash working capital items
Accounts Receivable	17,005	21,979
Prepaid expenses	(15,719)	(11,777)
Accounts Payable	61,224	(129,548)
	6 2,510	(119,346)
	(37 1,497)	(672,065)

Investing Activities
Mineral properties and deferred exploration	(45 7,953)	(161,344)
Short term investments	417,728	(60,923)
Capital asset (additions) disposals, net	(34,373)	(12,229)
	(7 4,598)	(234,496)

Financing Activities
Share capital issued	634,600	526,300
	634,600	526,300

NET INCREASE (DECREASE) IN CASH	188,505	(380,261)
CASH BEGINNING OF PERIOD	1,067,448	1,550,072
CASH END OF PERIOD	1,255,953	1,169,811

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three Months Ended November 30, 2004 and 2003

(Unaudited)

1.

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of Tan Range Exploration Corporation (the “Company”) have been prepared by management, and have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2004.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries:

Tan Range Exploration Corporation

Consolidated Statement of Mineral Properties and

Deferred Exploration and Development Cost

For the Three Months Ended November 30, 2004 and

Year Ended August 31, 2004

3 ..

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

Balance, August 31, 2002	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,424,545	1,330,002	984,190	679,869	311,607	18,552,555
Exploration expenditures:
Camp, field supplies and travel	2,512	3,747	1,223	15,687	218	42	24,275	2,770	1,659	6,172	58,305
Exploration and field overhead	(143)	33,543	6,240	182,437	52,319	185,825	66,311	36,418	17,743	149,041	729,734
Geological consulting and field wages	22	314	6,510	47,786	1,234	-	5,376	130	278	397	62,047
Geophysical and geochemical	13,910	2,814	3,298	80,985	8,465	-	24,619	16,421	1,896	34,623	187,031
Property acquisition costs	-	40,519	36,183	-	6,900	-	-	-	12,501	57,850	153,953
Parts and equipment	-	-	-	1,454	-	-	1,875	-	-	2,937	6,266
Trenching and drilling	-	-	-	122,563	-	-	-	16,393	-	-	138,956
Option payments received	(11,410)	-	-	-	-	(56,974)	(44,419)	(11,410)	(60,752)	-	(184,965)
Reclassifications	-	-	371,411	-	-	4,270	(371,411)	-	-	(4,270)	-
	4,891	80,937	424,865	450,912	69,136	133,163	(293,374)	60,722	(26,675)	246,750	1,151,327
	7,293,091	2,579,230	1,497,381	2,628,680	854,701	1,557,708	1,036,628	1,044,912	653,194	558,357	19,703,882
Write-offs	(729,309)	-	-	(35,342)	-	-	(106,386)	-	(10,744)	(149,655)	(1,031,436)

Balance, August 31, 2003	6,563,782	2,579,230	1,497,381	2,593,338	854,701	1,557,708	930,242	1,044,912	642,450	408,702	18,672,446
Exploration expenditures:
Camp, field supplies and travel	-	13,967	-	5,528	3,406	-	1,098	-	2,259	21,386	47,644
Exploration and field overhead	-	168,588	39,175	129,371	101,526	56,643	52,614	41,485	28,182	348,888	985,189
Geological consulting and field wages	18,717	1,274	-	-	-	-	-	-	-	(21,113)	(19,839)
Geophysical and geochemical	-	4,813	3,986	60,625	73,524	2,598	16,065	2,288	5,244	91,976	261,119
Property acquisition costs	-	50,546	-	-	21,706	-	-	-	274	164,833	237,359
Parts and equipment	-	108	-	-	-	-	-	-	-	109	217
Trenching and drilling	-	1,095	-	-	-	-	-	-	-	-	1,095
Option payments received	(17,496)	-	(58,811)	-	-	(88,926)	(123,275)	(17,496)	(25,930)	-	(331,934)
Reclassifications	-	-	286,762	-	-	-	(286,762)	-	-	-	-
	1,221	240,391	271,112	195,524	200,162	(29,685)	(340,260)	26,277	10,029	606,079	1,180,850

Balance, August 31, 2004	$ 6,565,003	$ 2,819,621	$ 1,768,493	$ 2,788,862	$ 1,054,863	$ 1,528,023	$ 589,982	$ 1,071,189	$ 652,479	$ 1,014,781	$ 19,853,296
Exploration expenditures:
Camp, field supplies and travel	-	4428	-	-	-	-	-	-	-	15585	20013
Exploration and field overhead	-	84944	5533	1102	2423	5762	4491	5036	-38584	106338	177045
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	0
Geophysical and geochemical	-	5626	-	48668	22341	36	652	623	1454	60574	139974
Property acquisition costs	-	-	17271		18898	12602	-	-	-	30261	79032
Parts and equipment	-	4842	-	-	-	-	-	-	-	9	4851
Trenching and drilling	-	51241	-	-	-	-	-	-	-	-	5 1241
Option payments received	-	-	-	-	-	-14203	-	-	-38584	-	-14203
Reclassifications	-	-	-	-	-	-	-	-	-	-	0
	-	151,081	22,804	49,770	43,662	4,197	5,143	5,659	(37,130)	212,767	507,953
Balance, November 30, 2004	$ 6,565,003	$ 2 ,970 ,702	$ 1,791,297	$ 2,838,632	$ 1,098,525	$ 1,532,220	$ 595,125	$ 1,076,848	$ 615,349	$ 1,227,548	$ 20,311,249

Tan Range Exploration Corporation

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three Months Ended November 30, 2004 and 2003

(Unaudited)

4.

Share Capital

Share Capital	Number	Amount ($)
Balance at August 31, 2004	82,464,037	42,145,471
Issued for cash	415,011	500,000
Subscriptions received	-	125,000
Issued on exercise of stock options	10,000	9,600
Balance at November 30, 2004	82,889,048	42,780,071

5.

Options Outstanding

Type of Security	Number of Shares	Exercise Price
Options	50,000	$0.50	January 19, 2005
Options	15,000	$0.51	August 7, 2006
Options	400,000	$0.79	May 3, 2007
Options	50,000	$0.83	June 20, 2007
	515,000

Management’s Discussion and Analysis

For Tan Range Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three months ended November 30, 2004

(In Canadian Dollars)

Overall Performance

As of November 30 , 2004 the Company had Current Assets of $1,837,591 as compared to $2,065,573 on August 31 , 2004 .. Current Assets included a deposit of $482,069 that was advanced for the commissioning of a new drill rig. After becoming fully operational, the drill rig will constitute a fixed asset. Deferred Exploration Costs amounted to $20,311,249 which includes $457,953 (net) invested this quarter .. The Company received $52,787 from its option partners for reimbursement of fees and as option payments during the quarter ..

The Company has financed its operations and investments through the issuance of common shares in the amount of $509,6 00 (425,011 shares)  for the quarter ending November 30, 2004 and $651,300 (801,098 shares) in the quarter ending November 30, 2003. An additional $125,000 has been received from the Company’s Chairman and CEO, James E, Sinclair, for shares not issued before the end of the quarter.

Selected Financial Information

	Aug 31, 2002	Aug 31, 2003	Aug 31, 2004	Nov 30, 2004
Total Revenues	0	0	0
Net Loss for the period	(1,343,958)	(3,014,778)	(1,616,364)	(444,024)
Basic and diluted loss per share	(0.02)	(0.04)	(0.02)	(0.01)
Total assets	20,912,060	21,424,565	22,092,373	22,344,173
Total Long Term Financial Liabilities	0	0	0	0
Cash dividends declared per share	0	0	0	0

Results of Operations

The operating loss for the first quarter ending November 30, 2004 was $444,024 compared to $553,896 for the comparable period in 2003 .

The most significant changes in expenditures were the reduction in spending on investigating new properties of $180,199 given that the current year ’s focus is on exploring properties already acquired; lower office rental expense of $ 29,466 due to the reduction in our Vancouver office space; and the increase in salaries and benefits of $41,045 due to an increase in staffing necessary to perform the biogeochem protocol.

This quarter’s foreign exchange loss of $94,278 included $42,842 of currency translation adjustments which is a result of converting fixed assets, deferred mineral property expenses and certain liabilities of our subsidiaries from Tanzanian shillings to the Canadian dollar at the appropriate historical weighted average conversion rate. The significant weakening of the Tanzanian shilling produced the need for a translation adjustment given its depreciation from 555 shillings to the Canadian dollar five years ago to 883 today.

Summary of Quarterly Results (unaudited)

	2004 November	2003 November	2004 August	2003 August	2004 May	2003 May	2004 February	2003 February
Total Revenues	$0	$0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Net Loss	(444,024)	(553,896)	(320,487)	(1,484,551)	(379,596)	(727,367)	(362,385)	(349,908)
Basic and diluted loss per share	$0.01	$0.01	$0 ..004	$0 ..019	$0 ..005	$0 ..009	$0 ..004	$0 ..005

There are two primary reasons for fluctuations in quarterly operating results. If a property is deemed not to be of economic interest, it results in a write-off of the deferred exploration cost which can result in a large one-time loss. This explains the variation experienced in the quarter ending August 2003.  Another cause for quarterly fluctuations is the amount of new property investigations in a given quarter. Exploration costs associated with investigating properties are not deferred but rather are expensed as incurred.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding. Throughout the quarter , the C ompany raised $500, 000 by issuing 415,011 shares in privately placed tranches with Mr. Sinclair. In addition, another $125,000 has been received from Mr. Sinclair for shares not issued before the close of the quarter.

As of November 30 , 2004 the Company’s working capital position was $1,629 ,695 as compared to $1,918,901 on August 31, 2004 ..  The Company feels confident that it will continue to be able to raise capital through private placements with its Chairman and CEO at an anticipated rate of $125,000 per month. Also, as the Company’s mineral properties advance under various exploration agreements, rental payment accruals could increasingly play a role in funding exploration activities for our own account.

In addition to receiving funding through the issuance of shares, the Company receives funds from its joint venture partners in the form of option payments. In fiscal 2004, the Company received a total of $331,934 in option payments. For the latest quarter, option payments amounted to $14,203 while another US $270,000 was received in option payments after the quarter ended.

Capital Resources

The Company has purchased a drill rig and has made an initial payment of $482,069.  In addition, t he Company is committed to paying Rand $1,435,950 to finalize the purchase which at a conversion rate of .20966 amounts to $301,061.

The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development. There are no set work requirements to keep the concessions in good standing ..  A prospecting licence is issued for a period of up to three years and renewable two times for a period up to two years each.  At each renewal at least 50% of the area is relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences are granted subject to an annual rental fee of not more than U.S. $30 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

Off-Balance Sheet Arrangements

There are no o ff-b alance sheet arrangements.

Transactions with Related parties

During the quarter ended November  30 , 2004, $6,755 was paid or payable by the Company to existing directors and a former director for consulting fees. Directors were paid $21,250 in fees. The Company expects to continue paying directors and officers consulting and directing fees at a similar level.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies which effect the November 30, 2004 consolidated financial statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and costs. Management assesses impairment of its exploration prospects regularly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Included in the accounts payable and deferred exploration cost is an estimate for the drilling work performed on the Luhala project.  Invoices have not been received for the work performed there but an accrual of $50,000 has been made as an estimate for invoices to be received.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 82,986,098 common shares outstanding. In addition, there were 515,000 director and employee stock options outstanding at an average weighted price of $0.76. The Company had no share purchase warrants outstanding.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, other receivables and accounts payable and accrued liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Exploration Highlights

  Luhala Project Area

During September, the Company completed an RC drilling program on its Luhala gold property, approximately 70 kilometers south of Mwanza, Tanzania. This 100% owned property hosts a large gold mineralized system that was never fully evaluated in the past.

Drilling began in late summer with 14 RC drill holes testing a large surface gold-in-soil geochemical anomaly that was identified in earlier phases of exploration. In total, three individual target areas were tested at Luhala with several holes terminating in significant gold mineralization as indicated in the following tables:

Kisunge West Zone
Hole No.	From	To	Intercept Length	Grade g/t
LRC-19	0	40	40	2.4
including	30	38	8	4.5
LRC-20	2	41	39	1.7
including	28	35	7	3.9
	57	60	3	1.1
	65	70	5	1.3 (end of hole)
LRC-21	26	40	14	1.8
including	33	37	4	2.7
	62	66	4	1.1
LRC-22	46	58	12	0.9
LRC-25	10	46.5	36.5	1.1
including	28	34	6	2.1

Kisunge Central Zone
Hole No.	From	To	Intercept Length	Grade g/t
LRC-23	1	13	12	1.4
including	5	9	4	3.3
including	23	25	2	1.1 (end of hole)
LRC-26	3	11	8	4.4
LRC-27	11	19	8	1.9
including	13	17	4	3.0
LRC-28	2	8	6	1.3
	20	34	14	1.3
including	26	29	3	2.1

Kisunge East Zone
Hole No.	From	To	Intercept Length	Grade g/t
LRC-24	52	56	4	3.3 (end of hole)
LRC-29	44	49	5	0.85

The discovery has the geological signature of a stratabound, shear-hosted, gold deposit and exhibits good correlation between the higher grade zones identified to date.

Deeper testing of the various drill targets, including the holes that bottomed in gold mineralization, was precluded by the limited depth capacity and mechanical availability of the RC drill rig which was only able to drill efficiently to approximately 50 meters.

The shallow dipping nature of the discovery suggests that the gold-bearing oxide zone has considerable potential down dip and along strike, a hypothesis that will be tested in 2005 with the Company's new drill rig which will have better mechanical availability and greater depth capacity.

  Other

A trenching program was completed in the Shinyanga Project Area and 212 samples were collected and submitted for gold analysis. In one trench, seven 2m trench channel zones of anomalous gold were intersected with the following values: 14.6g/t, 2.33g/t, 1.39g/t, 0.68g/t, 0.66g/t, 0.53g/t, 0.43g/t.

Within the 14.57g/t zone, two quartz veins were individually sampled: a 15 cm vein returned 2 values of 62.25g/t and 51.41g/t respectively and a smaller 8cm vein gave a value of 18.50g/t.

Kimberlite indic ator mineral grains were identified in the Mbogwe, Kanegele and Geita project areas after which adjoining ground was selected for follow-up. Visual results from the Mbogwe project area subsequently indicated the presence of kimberlitic grains from ilmenite, chromite and garnets.  Further analysis of these grains is under way.

Areas with known indicator grains from previous exploration work conducted by De Beers were re-sampled on one licence in the Kanagele Project Area, confirming their historical presence.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk,

insurance risk and sovereign risk.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on

SEDAR at www.sedar.com.

January 10, 2004

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, James E. Sinclair, Chairman and CEO of Tan Range Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tan Range Exploration Corporation, (the “issuer”) for the interim period ending November 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

January 12, 2005

“James E. Sinclair”

James E. Sinclair, Chairman & CEO

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Victoria M. Luis, Director and CFO of Tan Range Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tan Range Exploration Corporation, (the “issuer”) for the interim period ending November 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

January 12, 2005

“Victoria M. Luis”

Victoria M. Luis, Director & CFO